

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 6, 2009

By Facsimile ((650) 463-2600) and U.S. Mail

Alan C. Mendelson, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025

      Re: Mellanox Technologies, Ltd.
             Amended Schedule TO-I filed April 2, 2009
             File No. 005-83178

Dear Mr. Mendelson:

We have reviewed your filing and have the following comments.

Amended Offer to Exchange

1.   We reissue comment 1. Please provide us an analysis of your compliance with Rule 13e-4(e) by reference to the provisions of the rule and not solely by including conclusory and factual statements. Additionally, tell us whether you sent an email to your employees alerting them to the offer on the date of commencement.

Closing Information

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

             Sincerely,

             Daniel F. Duchovny
             Special Counsel
             Office of Mergers & Acquisitions